SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*

                             ALBERTO-CULVER COMPANY
                                (Name of Issuer)


                 CLASS A COMMON STOCK, $.22 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    013068200
                                 (CUSIP Number)

Marshall E. Eisenberg (312) 269-8020          Carol L. Bernick (708) 450-3051
NEAL, GERBER & EISENBERG                      2525 Armitage Avenue
Two North LaSalle Street, Suite 2200          Melrose Park, Illinois  60160
Chicago, Illinois  60602
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 3, 1998
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                         (Continued on following page(s))

                                               Page 1 of 9 Pages

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CUSIP NO. 013068200             13D                           Page 2 of 9 Pages

     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     CAROL L. BERNICK
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                  (a)
                                                  (b)                X
     3      SEC USE ONLY

     4      SOURCE OF FUNDS *
                     Not applicable
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     U.S. Citizen

                                   7      SOLE VOTING POWER

           NUMBER                                  3,422,925**
           OF SHARES
           BENEFICIALLY            8      SHARED VOTING POWER
           OWNED BY
           EACH                                    3,288,042**
           REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON
           WITH                                    3,422,925**
                                   10     SHARED DISPOSITIVE POWER

                                                   3,288,042**

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     6,710,967**
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES CERTAIN SHARES*
                                                                X
            Excluded are 540,000 Class A shares and 600,000 Class B shares held directly by Bernick's spouse; 43,960 Class B shares held by
            Bernick's spouse as co-trustee of a trust for the benefit of Mr. and
            Mrs. Bernick's children; and 11,142 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees' Profit
            Sharing Plan.  Bernick disclaims beneficial ownership of such shares.
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                     22.95%**
    14      TYPE OF REPORTING PERSON *
                     IN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

   ** Includes shares of Class B Common Stock, $.22 par value per share ("Class B shares"), which are immediately convertible at the holder's option on a share for share basis into Class A shares and also includes options which are exercisable currently or within 60 days to acquire Class A shares.


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CUSIP NO. 013068200             13D                           Page 3 of 9 Pages


     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     CLB Grantor Annuity Trust, u/a/d 9/15/93
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                 (a)
                                                 (b)    X
     3      SEC USE ONLY

     4      SOURCE OF FUNDS *
                     Not applicable
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     Illinois Trust

                                   7      SOLE VOTING POWER

            NUMBER                                        0
            OF SHARES
            BENEFICIALLY           8      SHARED VOTING POWER
            OWNED BY
            EACH                                   1,994,354**
            REPORTING              9      SOLE DISPOSITIVE POWER
            PERSON
            WITH                                           0
                                   10     SHARED DISPOSITIVE POWER

                                                   1,994,354**

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,994,354**
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES *                                                   X

            Not applicable.

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                      7.86%**
    14      TYPE OF REPORTING PERSON *
                     00

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

   ** Includes Class B shares which are immediately convertible at the holder's option on a share for share basis into Class A shares.


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CUSIP NO. 013068200             13D                           Page 4 of 9 Pages


     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     KSL Grantor Annuity Trust, u/a/d 9/15/93
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                 (a)
                                 (b)   X
     3      SEC USE ONLY

     4      SOURCE OF FUNDS *
                     Not applicable
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     Illinois Trust

                                   7      SOLE VOTING POWER

            NUMBER                                 1,993,817**
            OF SHARES
            BENEFICIALLY           8      SHARED VOTING POWER
            OWNED BY
            EACH                                           0
            REPORTING              9      SOLE DISPOSITIVE POWER
            PERSON
            WITH                                   1,993,817**
                                   10     SHARED DISPOSITIVE POWER

                                                           0

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,993,817**
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES *                                                   X

            Not applicable.

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                      7.86%**
    14      TYPE OF REPORTING PERSON *
                     00

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

   ** Includes Class B shares which are immediately convertible at the holder's option on a share for share basis into Class A shares.


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CUSIP NO. 013068200             13D                           Page 5 of 9 Pages


     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     SJL Grantor Annuity Trust, u/a/d 9/15/93
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                        (a)
                                                        (b) X
     3      SEC USE ONLY

     4      SOURCE OF FUNDS *
                     Not applicable
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     Illinois Trust

                                   7      SOLE VOTING POWER

           NUMBER                                    797,527**
           OF SHARES
           BENEFICIALLY            8      SHARED VOTING POWER
           OWNED BY
           EACH                                            0
           REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON
           WITH                                      797,527**
                                   10     SHARED DISPOSITIVE POWER

                                                           0

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       797,527**
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES *                                                   X

            Not applicable.

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                      3.30%
    14      TYPE OF REPORTING PERSON *
                     00

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

   ** Includes Class B shares which are immediately convertible at the holder's option on a share for share basis into Class A shares.

CUSIP NO. 013068200             13D                           Page 6 of 9 Pages



Item 1. Security and Issuer.

    Title of Class of Securities: Class A Common Stock, $.22 par value per share
                                  (the "Class A shares")

    Name and Address of Issuer:   Alberto-Culver Company (the "Company")
                                  2525 Armitage Avenue
                                  Melrose Park, IL  60160

Item 2. Identity and Background.

    (a) Name of Person Filing: (1)Carol L. Bernick ("Bernick")
                               (2)CLB Grantor Annuity Trust, u/a/d 9/15/93
                                  (the "CLB Trust")
                               (3)KSL Grantor Annuity Trust, u/a/d 9/15/93
                                  (the "KSL Trust")
                               (4)SJL Grantor Annuity Trust, u/a/d 9/15/93
                                  (the "SJL Trust")

     (b) Address:     c/o Carol L. Bernick
                      2525 Armitage Avenue
                      Melrose Park, IL  60160

     (c) Principal Business:   (1)Bernick, an individual, is a Director and
                                  Executive Vice-President and Assistant
                                  Secretary of the Company and President of Alberto-Culver USA, Inc., a subsidiary of the Company.
                               (2)Trust Administration
                               (3)Trust Administration
                               (4)Trust Administration

     (d)      Prior Criminal Convictions:                          None

     (e)      Prior Civil Proceedings With
              Respect to Federal or State
              Securities Laws:                                     None

     (f)      Place of Organization:           (1)      U.S. Citizen
                                               (2)      Illinois Trust
                                               (3)      Illinois Trust
                                               (4)      Illinois Trust

Item 3.           Source and Amount of Funds or Other Consideration.

         On April 3, 1998, Bernick, as co-trustee of the SJL Trust,  transferred
         (i) 398,763 Class B shares to herself as co-trustee of the CLB Trust (a trust for Bernick's benefit) and (ii) 398,763 Class B shares to herself as co-trustee of the KSL Trust (a trust for the benefit of Bernick's sister).


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CUSIP NO. 013068200             13D                           Page 7 of 9 Pages

Item 4.  Purpose of Transaction.

         Transfers of securities were for the Lavin family's estate planning rather than corporate purposes. The transfers were not undertaken for purposes of effecting any of the actions listed in this item.

Item 5.  Interest in Securities of the Issuer.

(a)(i) Amount of Class A Shares Beneficially Owned: 6,710,967 Class A shares total: 207,280 Class A shares (includes 37,000 shares subject to immediately exercisable options) and 316,248 Class B shares held directly; 1,994,354 Class B shares held as co-trustee of the CLB Trust; 1,993,817 Class B shares held as co-trustee of the KSL Trust; 797,527 Class B shares held as co-trustee of the SJL Trust; 100,000 Class B shares held as trustee of the Lavin Survivorship Trust; 100,200 Class A shares and 300,600 Class B shares held as co-trustee of a trust for Bernick's benefit; 527,888 Class A shares and 320,000 Class B shares held by Lavin Family Foundation (a charitable foundation of which Bernick is the Vice President and a Director); 45,000 Class A shares held by the Howard and Carol Bernick Family Foundation (a charitable foundation of which Bernick is the President and a Director); and 8,053 Class B shares held as a participant in the Alberto-Culver Employees' Profit Sharing Plan.

  (ii) Percentage of Class A Shares Beneficially Owned: 22.95% total: 2.21% directly; 7.86% as co-trustee of the CLB Trust; 7.86% as co-trustee of the KSL Trust; 3.30% as co-trustee of the SJL Trust; .43% as trustee of the Lavin Survivorship Trust; 1.69% as co-trustee of a trust for Bernick's benefit; 3.58% by Lavin Family Foundation; .19% by the Howard and Carol Bernick Family Foundation and .03% as a participant in the Alberto-Culver Employees' Profit Sharing Plan (based upon 23,379,245 Class A shares outstanding as of February 2, 1998).**

                  ** Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, the following calculations assume that all Class B shares beneficially owned by Bernick have been converted into Class A shares and that all options held by Bernick which are either exercisable currently or within 60 days have been exercised.

  (b) Number of Class A Shares as to Which Bernick, CLB Trust, KSL Trust and SJL Trust Have:

                                 Bernick    CLB Trust     KSL Trust   SJL Trust

(i)    Sole power to vote:     3,422,925         0        1,993,817     797,527
(ii)   Shared power to vote:   3,288,042(1)  1,994,354(2)         0           0
(iii)  Sole power to dispose:  3,422,925         0        1,993,817     797,527
 (iv)  Shared power to dispose:3,288,042(1)  1,994,354(2)         0           0



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CUSIP NO. 013068200             13D                           Page 8 of 9 Pages


(1)
Bernick shares the power to vote and dispose of the 527,888 Class A shares and 320,000 Class B shares held by Lavin Family Foundation with her parents, Mr. Lavin and Mrs. Lavin. Bernick, in her capacity as co-trustee of a trust for her benefit, shares the power to vote and dispose of 100,200 Class A shares and 300,600 Class B shares held by such trust with Mrs. Lavin as co-trustee, and Bernick shares the power to vote and dispose of 45,000 Class A shares held by the Howard and Carol Bernick Family Foundation with her spouse. In addition, Bernick shares the power to vote and dispose of the 1,994,354 Class B shares in the CLB Trust with Marshall E. Eisenberg.

(2)
Bernick  shares the power to vote and dispose of the 1,994,354
Class B shares in the CLB Trust with Marshall E. Eisenberg.

Certain information regarding Mr. Lavin, Mrs. Lavin, Mr. Bernick and Mr. Eisenberg is presented below:

(i)      Name of Person:   (1) Leonard H. Lavin
                           (2) Bernice E. Lavin
                           (3) Howard B. Bernick
                           (4) Marshall E. Eisenberg

(ii)     Address:      (1),(2) 2525 Armitage Avenue
                       and (3) Melrose Park, Illinois  61060
                           (4) Neal, Gerber & Eisenberg
                               Two North LaSalle St., Suite 2200
                               Chicago, Illinois 60602

(iii)   Principal          (1) Leonard H. Lavin, an individual,
        Business:              is a Director and the Chairman of
                               the Company.
                           (2) Bernice E. Lavin, an individual, is
                               a Director and Vice Chairman,
                               Secretary and Treasurer of the
                               Company.
                           (3) Howard B. Bernick, an individual, is
                               a Director and the President and
                               Chief Executive Officer of the
                               Company.
                           (4) Marshall E. Eisenberg, an
                               individual, is an attorney and a
                               partner in the law firm, Neal,
                               Gerber & Eisenberg, Chicago,
                               Illinois.

iv)     Prior Criminal Convictions:                       None.

CUSIP NO. 013068200             13D                           Page 9 of 9 Pages



                  (v)      Prior Civil
                           Proceedings With
                           Respect to Federal
                           or State Securities
                           Laws:                                       None.

                  (vi)     Place of Organization:          U.S. Citizen.

         An additional 540,000 Class A shares and 600,000 Class B shares are held directly by Bernick's spouse; 43,960 Class B shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,142 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees' Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares and they are not included above.

         (c) None, except as described in Item 3 above.

         (d)      None.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.

Item 7.           Material to be Filed as Exhibits.

                  None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 1998


Signature:        /s/ Carol L. Bernick

Name/Title:       Carol L. Bernick,  Individually,  as co-trustee of each of the
                  KSL Trust, SJL Trust and CLB Trust and as trustee or co-trustee of various trusts for her benefit or the benefit of her siblings.




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